EXHIBIT 99.1

Acasti Pharma Provides Update After Explosion at Neptune's Plant

LAVAL, Quebec, Nov. 12, 2012 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti") (TSX-V:APO), a Neptune Technologies & Bioressources Inc. ("Neptune") subsidiary, regrets to report that in the afternoon of November 8, 2012, an explosion and fire destroyed Neptune's production plant located in Sherbrooke, Québec, Canada. Three employees were fatally injured. Eighteen other people were transported to the hospital, four of whom were severely burned. An investigation is underway to determine the cause of the explosion and fire, which according to preliminary reports affected, amongst other things, some acetone reserves used by Neptune for its krill oil extraction process.

Acasti expresses its condolences to all affected by this tragic event. "Our hearts are greatly traumatized by this horrible catastrophe that will remain in our minds forever. Our thoughts are with our colleagues and their families" stated Mr. Henri Harland, President and Chief Executive Officer of Acasti.

Albeit this tragic event, Acasti expects that its day-to-day operations and business will not be interrupted. CaPre®, Acasti's lead prescription candidate, is currently being evaluated in two Phase II clinical trials, for which all required material had already been produced. Both CaPre® and Onemia™, Acasti's product marketed in the United States as a "medical food," are being processed and stored in U.S. facilities outside Neptune's affected plant. "This means that inventories of CaPre® and Onemia™ are adequate, that therefore the market supply of Onemia™ will continue as planned and that the ongoing clinical trials on CaPre® will not be interrupted as a result of this event. The clinical development for CaPre® will continue as planned, in accordance with Acasti's business strategy," commented Pierre Lemieux, Ph., C.O.O.

Acasti did not derive any of its revenues from the sale of products manufactured at the Sherbrooke plant, but will continue to be dependent on the support of Neptune as its controlling shareholder.

Acasti Pharma website: www.acastipharma.com

About Acasti Pharma Inc. (TSX-V:APO)

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc. (Nasdaq:NEPT) (TSX:NTB)

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 20 countries worldwide.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com